FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated December 09, 2024

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 09 December, 2024

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 09 December 2024
ULE Organisational Changes

Exhibit 99

09 December 2024

Unilever PLC

ULE Organisational Changes

Unilever today announces organisational changes to the Unilever Leadership Executive (ULE) in order to bring further focus and simplification to the leadership structure, in support of Unilever's strategic agenda under the "Growth Action Plan 2030" ("GAP 2030").

As previously disclosed, under the GAP 2030, and following the separation of Ice Cream, Unilever will be focused on four Business Groups: Beauty & Wellbeing, Personal Care, Home Care and Foods. These four Business Groups will operate across 24 Business Group-led markets. The remaining 100+ smaller markets will be run on a "One Unilever" basis to benefit from scale and simplicity.

Reginaldo Ecclissato, currently Chief Business Operations and Supply Chain Officer, has been appointed President One Unilever Markets and will report to the Chief Executive Officer. As a result Fernando Fernandez, Chief Financial Officer (CFO), will take responsibility for a number of operational activities, including supply chain and procurement, digital and technology and business services. To reflect the increased scope of the role, Fernando's fixed pay will change as set out below.

Willem Uijen, currently Chief Procurement Officer, has been appointed to the role of Chief Supply Chain Officer reporting to the CFO.

The new operating model and organisational changes will be effective from 1 January 2025. Unilever confirms there is no further information to be disclosed under the requirements of UK Listing Rule 6.4.6(3)R.

_____________________________

Proposed changes to the CFO remuneration

In line with Unilever's existing remuneration policy, Fernando's fixed pay will be increased by 7.5% in recognition of the increase in the scope of the role from 1 January 2025.